GREAT CHINA INTERNATIONAL HOLDINGS, INC.

C Site 25-26F President Building
No. 69 Heping North Street
Heping District, Shenyang 110003
Peoples Republic of China
Telephone: 0086-24-22813888

July 30, 2008

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Kevin Woody, Branch Chief Jennifer Monick, Staff Accountant Mail Stop 4561

Re:	Great China International Holdings, Inc. File No. 000-23015

Ladies and Gentlemen:

Great China International Holdings, Inc. (the “Company”) has received your letter dated June 19, 2008 (“Letter”) regarding review of its Annual report on Form 10-K for the year ended December 31, 2007, and Quarterly Report on Form 10-Q for the interim period ended March 31, 2008. The Company appreciates your comments and guidance.

Pursuant to your request the Company is providing this response to the Letter. To assist the staff of the Commission in reviewing this response, the numbered paragraphs of the Letter are reproduced below and are followed in each case by our response.

Form 10-K for the year ended December 31, 2007

General

1.

In light of your payment of $24,510,000 for Loyal Best as disclosed on page 5, it appears your acquisition of Loyal Best during 2007 was significant. Also, it appears that Loyal Best’s assets at the time of disposition were significant, as they appear to be at least equal to the sum of Goodwill and Net assets disclosed on page F-18. Please tell us how you complied with Article 11 of Regulation S-X, or tell us why you believe it was not necessary to provide pro forma financial information for the acquisition and disposition. Also, please tell us how you complied with Item 3-05 of Regulation S-X, or tell us how you determined it was not necessary to provide financial statements for the acquired entity. In addition, please tell us how you complied with paragraph 54 of SFAS 141, or tell us why you believe it was not necessary to provide supplemental information on a pro forma basis.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
July 30, 2008

_____________________

Response:

Loyal Best was acquired and disposed of within a period of approximately four months. The entity was acquired by Great China on August 7, 2007 and Disposed of on December 15, 2007.

We are in the process of completing audited financial statements for the acquiree’s last fiscal year prior to acquisition on July 31, 2007 and for the period from inception January 5, 2007 to July 31, 2007. We expect to be able to file the financial statements of Loyal Best and related proforma financial information under cover of Form 8-K by August 8, 2008.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.

Please tell us and disclose in your filing any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to Item 303 of Regulation S-K.

Response:

The Company has reviewed its arrangements and contracts and has determined that it is not a party (and was not a party in 2007) to any off-balance sheet arrangements (as defined in Item 303 of Regulation S-K) that had, have, or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Results of Operations

Comparison of operations for the year ended December 31, 2006 with the year ended December 31, 2005, page 19

3.	Please tell us the nature of the transaction that resulted in a $750,447 expense for loan closing costs. Within your response, reference the authoritative accounting literature management relied upon.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
July 30, 2008

_____________________

Response:

Shenyang Maryland has obtained a bank loan in the amount of $16,460,905 (RMB 120 million) from Shenyang City Commercial Bank, Zhongshan Branch on December 23, 2005. The bank loan was due on December 12, 2006 with 7.254% interest rate. At the same time, the Company assumed the extra financing cost in the amount of $823,045 (RMB 6 million) accompanying with the bank loan.

Shenyang Maryland recorded the $823,045 extra cost as financing cost and allocated it to the life time of the bank loan which is the generally accepted accounting principles.

Financial Statements

Consolidated Statements of Operations, page F-5

4.

In view of your Land Consolidation and Development Agreement, please tell us how you have complied with paragraph 42 of SFAS 144 and EITF 03-13, or tell us how you determined that the operations and cash flows of Shenyang Jitian Property Company have been eliminated from your ongoing operations.

Response:

Effective December 8, 2006, the Company completed the sale of all of the outstanding equity interest in Jitian to Beijing Capital Land Limited and Reco Ziyang Pte Limited because all sales conditions are met per Equity Transfer Agreement dated November 20, 2006. Operations and cash flows of Shenyang Jitian have been eliminated from continued operations in the financial statements as of December 31, 2006 as a result and were reflected in the discontinued operations section.

Consolidated Statements of Cash Flows, page F-7

5.

Please tell us how you have complied with SFAS 95, or tell us how you determined it was not necessary to record reconciling items for your gain on settlement of debt and your loss on terminated project, as these appears to be non-cash items.

Response:

We will revise the financials to reconcile the items of gain on settlement of debt and loss on terminated project to non-cash items. We intend to file an amendment to the Form 10-K to revise the Consolidated Statement of Cash Flows by August 14, 2008.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
July 30, 2008

_____________________

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

Corrections of Errors, page F-14

6.

Please tell us the nature of the common area costs of $2,640,066 and tell us where you recorded these costs after you restated the financial statements. Also, please clarify why this restatement resulted in a decrease in 2005 earnings and an increase in 2006 depreciation expense.

Response:

The common area costs of $2,640,066 were the public areas in Building #A and #C of President Buildings. The major areas of President Building are used for commercial rental business. The Company recorded these common area costs as fixed assets and booked the corresponding depreciation expenses in both 2005 and 2006 when we restated the financial statements. As a result, the additional depreciation expenses booked in 2005 and 2006 decreased earnings of 2005 and increased depreciation expenses of 2006 respectively.

8. Short-term loans, page F-16

7.	Please tell us and disclose in your filing the terms and interest rates for your short-term loans.

Response:

We intend to file an amendment to the Form 10-K by August 14, 2008.to revise Note #8 to include the form listed below:

Nature	Due on	Interest per Annum	Amount
Bank loan – in default	12-31-2004	7.56%	$7,544,582
Bank loan – in default	12-21-2005	9.7929%	2,386,831
Bank loan	10-23-2008	10.206%	14,814,815
Mortgage loans	Various date till 6-12-2023	4.2%	485,069

Total			$$25,231,297

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SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
July 30, 2008

_____________________

8.	Please tell us how you calculated your gain on settlement of debt for the year ended December 31, 2007.

Response:

The calculation of gain on settlement of debt for the year ended December 31, 2007 was as follow:

Detail	Amount in CNY	Amount in USD
Principal of the loan	173,750,000	$22,831,801
Interest expense accrued	3,292,606	432,668

	177,042,606	23,264,469
Minus: Consideration paid	56,860,000	7,471,748
Legal & consulting fee	35,595,930	4,677,520

Gain on settlement of debt, net	84,586,676	$11,115,201

11. Gain on disposal of subsidiary, page F-17

9.	Please tell us and disclose in your filing the nature of the $10,494,449 payable to disposed subsidiaries.

Response:

The Company has loan payable to the disposed subsidiary amounting of $10,494,449 as of December 31, 2007. The loan was no secure with 12.024% annum interest rate and due on demand.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Notes to Consolidated Condensed Financial Statements

General

10.	Please tell us and disclose in your filing a description of the impaired assets and the facts and circumstances leading to the impairment.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
July 30, 2008

_____________________

Response:

Shenyang Heping District Investment Promotion Bureau (“Heping IPB”)of local government, the agency overseeing development of the Xi Ta area, is expanding the project in 2007. As a consequence of the expansion, Heping IPB reached an agreement with the Company that Heping IPB will take the land use rights of the Xita Project back, refund the land transfer fee of $4,437,397 and reimburse the Company for the development cost of Xita project in the amount of $1,646,024 on April 2007. However, the Company believed the reimbursement may not cover all the cost incurred in the project and impaired the project asset amounting of $199,542 for the three month periods ended March 31, 2007.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

(3) Results of Operations, page 20

11.	Please tell us how you determined that you were relieved of your obligation for the account payable that you disclose need not be paid.

Response:

The judgment of Supreme People’s Court of People’s Republic of China (No. 97) dated on December 21, 2007 was issued to Shenyang Maryland about the debt with Shenyang Normal College. The judgment of Supreme Court is the final judgment per Chinese law.

The judgments are summarized that Shenyang Maryland should pay Shenyang Normal College $650,265 (RMB 5,210,454) along with the interest calculated from June 2, 2000 to the payment date using the interest rate of six-month loan per People’s Bank of China. The interest shall be paid within 15 days after the judgment takes effect.

According to the judgment, the accounts payable shall be released after Shenyang Maryland pays the $650,265 payable with interest in the amount of $300,822.

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As requested in the Letter, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
July 30, 2008

_____________________

If you have any questions, or wish to discuss any of these matters, please contact our counsel, Mark E. Lehman at (801) 532-1234. Thank you for your consideration in allowing us the additional time to respond.

Very truly yours,
/s/ Sun Dongqin
Ms. Sun Dongqing CFO Great China International Holdings, Inc